Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 27, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

                This Report on Form 6-K contains a press release issued by Vodafone Group Plc on March 27, 2003, entitled “Vodafone Increases Shareholding in Telecel”.

27 March 2003

VODAFONE INCREASES SHAREHOLDING IN TELECEL

Further to the announcement of Vodafone Group Plc (‘Vodafone’) on 28 February 2003 relating to its public offer for the outstanding shares which it does not already own (the ‘Shares’) in Vodafone Telecel-Comunicações Pessoais, S.A. (‘Telecel’) (the ‘Offer’), Vodafone today announces that it has increased its shareholding in Telecel from approximately 61.4% to approximately 67.5% as at 26 March 2003.  The increase in shareholding was effected through market purchases of 13,069,663 Shares on Euronext Lisbon at a price per Share of EUR 8.50 or below, for an aggregate consideration of approximately EUR 111 million.

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

Tavistock Communications

John West/Justin Griffiths

Tel:  +44 (0) 20 7600 2288

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The Offer is being made only by means of the Offer document and is being made to all holders of any Shares, other than Shares held, directly or indirectly, by Vodafone.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 27, 2003	By:	/s/	S R SCOTT
	Name:		Stephen R. Scott
	Title:		Company Secretary